Mayer Brown LLP

1221 Avenue of the Americas

New York, New York 10020-1001

Main Tel +1 212 506 2500

Main Fax +1 212 262 1910

www.mayerbrown.com

March 6, 2020

VIA EDGAR

Joe McCann

Courtney Lindsay

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mereo BioPharma Group plc
Registration Statement on Form F-1
Filed February 18, 2020
File No. 333-236497

Dear Messrs. McCann and Lindsay:

This letter is being furnished on behalf of Mereo BioPharma Group plc (the “Company”) in response to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter, dated March 2, 2020 to Richard Jones, Chief Financial Officer of the Company. The text of the Staff’s comment has been included in this letter below in bold and italics for your convenience. We have also set forth the Company’s response to the Staff’s comment. In addition, on behalf of the Company, we are hereby filing Amendment No. 1 to the Registration Statement on Form F-1 (the “Registration Statement”) with the Commission.

Incorporation of Certain Documents by Reference, page 75

1.

We note that you incorporate information by reference into your registration statement. However, to be eligible to incorporate by reference, you must have filed your annual report required under Section 13(a) or Section 15(d) of the Exchange Act for your most recently completed fiscal year. See General Instruction VI.C to Form F-1. Please amend your registration statement to include all disclosure required by Form F-1, or, in the alternative, file your Form 20-F for the fiscal year ended December 31, 2019. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including

Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)

and Tauil & Chequer Advogados (a Brazilian partnership).

March 6, 2020

Response:

The Company acknowledges the Staff’s comment and has amended the Registration Statement to include and not incorporate by reference the disclosure required by Form F-1.

If you have any questions regarding the foregoing, feel free to contact David Bakst at (212) 506-2551. Thank you for your assistance.

Sincerely,

/s/ David S. Bakst

David S. Bakst
Mayer Brown LLP

cc:	Richard Jones
Charles Sermon
Denise Scotts-Knight
Mereo BioPharma Group plc